2/9/06 SS
AB
2/9/06

SECU [barcode] SSION

06001861

SEC MAIL PROCESSING
RECEIVED
FEB 07 2006
WASH. D.C. 192 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 51315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Yale Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Newport Street
(No. and Street)

Denver	CO	80220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Yale — 303-331-6461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/10/06

OATH OR AFFIRMATION

I, Gordon Yale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Yale Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public
State of Colorado
Gail L. Breece
My Commission Expires Nov. 8, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE YALE GROUP, INC.

REPORT PURSUANT TO RULE 17A-5(d)

YEAR ENDED DECEMBER 31, 2005

THE YALE GROUP, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
The Yale Group, Inc.

We have audited the accompanying statement of financial condition of The Yale Group, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Yale Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 19, 2006

THE YALE GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	149,894
Securities owned		26,400
Total assets	**$**	**176,294**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses	$	10,657
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 100 shares authorized, 100 shares issued and outstanding		165,637
Retained earnings		-
Total shareholder's equity		165,637
Total liabilities and shareholder's equity	**$**	**176,294**

The accompanying notes are an integral part of this statement.

THE YALE GROUP, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:		
Commissions and fees	$	115,985
Interest and dividends		4,996
Realized gains on closed positions		9,763
Total revenue		130,744
EXPENSES:		
Salaries and payroll taxes		40,665
Clearing fees		5,557
Commissions		3,960
General and administrative expenses		6,128
Consulting fees		71,020
Professional fees		2,500
Total expenses		129,830
NET INCOME	**$**	**914**

The accompanying notes are an integral part of this statement.

THE YALE GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Shares	Common Stock Amount	Retained Earnings
BALANCES, December 31, 2004	100	$ 183,723	$ -
Distributions	-	(18,086)	(914)
Net income	-	-	914
BALANCES, December 31, 2005	**100**	**$ 165,637**	**$ -**

The accompanying notes are an integral part of this statement.

THE YALE GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	914
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in securities owned		11,991
Increase in accrued expenses		8,057
Net cash provided by operating activities		20,962
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to shareholder		(19,000)
NET INCREASE IN CASH		1,962
CASH AND CASH EQUIVALENTS, at beginning of year		147,932
CASH AND CASH EQUIVALENTS, at end of year	**$**	**149,894**

The accompanying notes are an integral part of this statement.

THE YALE GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

The Yale Group, Inc. (the "Company") is a Colorado corporation incorporated on September 1, 1998 to engage in investment banking and financial consulting. The Company currently operates as a consultant or joint account participant to, or with, other broker-dealers in debt and equity financing transactions for a fee. The Company is a broker-dealer registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the Municipal Securities Rule Making Board.

Securities inventory and revenue recognition

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

Agreement with clearing broker

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Statement of cash flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Fair value of financial instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. For certain of the Company's financial instruments, including cash, other assets and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $136,354 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense agreement with its shareholder. Under the agreement, all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of the securities decline subsequent to the purchase.

SUPPLEMENTARY INFORMATION

THE YALE GROUP, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

CREDIT:		
Shareholder's equity	$	165,637
DEBITS:		
Securities not readily marketable		26,400
NET CAPITAL BEFORE HAIRCUTS		139,237
Haircuts on money market account		2,883
NET CAPITAL		136,354
Minimum requirements of 6-2/3% of aggregate indebtedness of $5,100 or $100,000 , whichever is greater		100,000
Excess net capital	**$**	**36,354**
AGGREGATE INDEBTEDNESS:		
Accrued expenses	**$**	**10,657**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.08 to 1**

See Independent Auditors' Report.

THE YALE GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$ 141,911
Adjustments:	
Increase in accrued expenses	5,557
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	**$ 136,354**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
The Yale Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of The Yale Group, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Yale Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of The Yale Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

In addition, our review indicated that The Yale Group, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 19, 2006